July 21, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Patrick Gilmore — Accounting Branch Chief
Michael Johnson, Esq. — Staff Attorney

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 11, 2010
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated July 2, 2010 (the “Comment Letter”) related to the above-referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 2. Properties, page 29

1.	We note that your executive offices occupy over 400,000 square feet under leases and that you also lease space in various locations throughout the United States and internationally. However, it does not appear that you have filed any of these leases as exhibits. Please tell us how you determined none of your leases need to be filed in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.

We respectfully advise the Staff that our offices, including our headquarters in San Francisco, California, are located in different commercial office buildings under multiple leases and subleases. We lease office space from different landlords and under varying terms. For example, in San Francisco, we have separate leases for space in three commercial office buildings that cover approximately 400,000 square feet in total, all with different terms and for varying durations.

We have analyzed our leases for materiality and we do not believe that any one lease is a “material lease” to our business as specified by Item 601(b)(10)(ii)(D) of Regulation S-K. The annual rent expense for our largest office space lease was less than one percent of total expenses in fiscal 2010. In addition, we do not believe that all of our leases in the aggregate are material. Our overall rent expense (attributable to facility space and computer equipment leases) in fiscal 2010 was $47.3 million, which was less than five percent of our total expenses for the same period.

In addition, there are no rights or obligations related to our commercial office lease agreements that are material or unique to our business from a qualitative perspective and we believe that adequate replacement space would be available on broadly similar commercial terms if any existing lease agreement were terminated or expired.

We note that in the past, at the time of our initial public offering and for our first two fiscal years as a reporting company, we had determined that certain of our commercial office leases were material. However, as we grew in size, for the reasons set forth above, we have since our fiscal year ending January 31, 2007 determined that none of our commercial office leases was or is a “material lease.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended January 31, 2010 and 2009

Revenues, page 44

2.	You disclose that subscription and support revenues were $1.2 billion for fiscal 2010 compared to $1.0 billion during the same period a year ago; however, your disclosure provides little insight into the underlying reasons for the increase. In your April 24, 2010 earnings release you quantify the approximate number of customers at year-end and the net new customers during the fiscal year. In your fourth quarter earnings conference call management also quantifies the number of subscribers at year-end and the net additions during the year. Please tell us how you considered disclosing such information in your management’s discussion and analysis to provide readers with a better understanding of volume changes and the impact on revenues during the periods presented. To the extent that changes in your customer base are attributable to changes in attrition rates, tell us how you considered discussing any trends in attrition rates during the periods presented. Additionally, in your fourth quarter earnings conference call management indicates that during the quarter average deal size was down slightly versus a year ago. Please tell us how you considered addressing changes in pricing and average deal size and the impact on your revenues during the periods presented. Refer to Item 303(b)(3)(ii) and (iii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

We respectfully advise the Staff that because of our ratable revenue recognition model, most of the revenue we report in each period is derived from the amortization of deferred revenue relating to subscription agreements entered into during previous periods. While historically we have evaluated (i) the number of our customers, the net new customers, the number of subscribers and the net additions of subscribers in our reporting periods, (ii) any changes in our attrition rates that led to changes in our customer base, (iii) changes in our average deal sizes between reporting periods, and (iv) numerous other matters, we have determined that our overall new business growth and the related compounding effect of the customer agreements previously entered into were the material contributing factors to the increase in our revenues. Consequently, during the fourth quarter earnings conference call, management’s identification of new customer agreements, the reference to strong new business during the fourth quarter and the references to average deal sizes were examples of the continuing growth of our business, but did not have a material effect on our revenue for the reported period.

Because of the importance of deferred revenue to future reported revenue results, we described the seasonal nature of deferred revenue on page 38 of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Annual Report on Form 10-K for the fiscal year ended January 31, 2010 (the “2010 Form 10-K”). In that discussion, we described, for example, the fourth quarter as historically being our strongest quarter for new business and the related compounding effect of both billings under existing customer contracts and overall new business that has tended to occur during the fourth quarter of each year.

In preparing the revenue fluctuation explanation in our MD&A, we gave consideration to a number of factors and their impact to the year-over-year increase in reported revenue results, such as: the trend of attrition rates; new customer additions during the year and their contribution to revenue; pricing considerations; average deal size; and the impact of foreign currency fluctuations. Given our evaluation, the impact of overall new business and the compounding effect of customer agreements entered into in previous years were the major reasons why revenue increased year over year. These two factors were the basis of, and were reflected in, our discussion in MD&A on deferred revenue on page 38 and our revenue fluctuation explanation on page 44. For the reasons set forth above, and given the total mix of disclosure contained in our MD&A, our evaluation did not identify any other trends or operating or business metrics that materially impacted our increase in revenue.

We will give consideration to further disclosure in the MD&A in future filings as we describe our results. In particular, we will continue to evaluate, and if warranted, expand discussion in the Overview and period comparison sections of MD&A of the material trends in our business that we are experiencing, depending on the facts and circumstances of the particular reporting period, including material trends affecting the following: market demand for our cloud computing services, including number of customers and subscribers; average customer order size; pricing; sales cycles; new business (which are orders for incremental or upgraded applications or subscriptions from new or existing customers); and subscription renewal rates.

3.	As a related matter, please clarify for us the difference between customers and subscribers and how each is related to your different sources of revenue.

We define a “customer” as a separate and distinct buying entity (e.g., a company, a distinct business unit of a large corporation, a partnership, etc.) that has entered into a contract to access our enterprise cloud computing service. Specified in the customer contracts are varying terms such as the service period, the fees, the billing frequency and the number of paying subscriptions purchased by the customer.

We define a “subscription” as a unique user account purchased by a customer for use by its employee or other customer-authorized user (what we call a “subscriber”).

Fees paid by customers for subscriptions are included in the “Subscription and support” portion of our revenues.

In response to the Staff’s comment, we will clarify this distinction in our Business and MD&A disclosure in future filings as follows (using the fiscal 2010 Form 10-K disclosure as a model):

Form 10-K: Business Section—Customers

“We define a ‘customer’ as a separate and distinct buying entity (e.g., a company, a distinct business unit of a large corporation, a partnership, etc.) that has entered into a contract to access our enterprise cloud computing service. We define a ‘subscription’ as a unique user account purchased by a customer for use by its employee or other customer-authorized user, and each such user is what we call a ‘subscriber’. The number of paying subscriptions at each of our customers ranges from one to tens of thousands. None of our customers accounted for more than 5 percent of our revenues in fiscal 2010, 2009, or 2008.”

Forms 10-K and 10-Q: MD&A Overview

“Sources of Revenues

We derive our revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our enterprise cloud computing application service and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and other revenues consisting primarily of training fees. Subscription and support revenues accounted for approximately 93 percent of our total revenues during fiscal 2010. Subscription revenues are driven by the number of paying subscriptions of our service and the subscription price of our service. The number of paying subscriptions at each of our customers ranges from one to tens of thousands. None of our customers accounted for more than 5 percent of our revenues during fiscal 2010, 2009 and 2008.”

4.	We note that in your fourth quarter fiscal year 2010 earnings conference call management indicates that the dollar has strengthened since the previous conference call, which has a significant impact on the company’s revenue and operating income. We further note that on the call, management quantifies the impact on revenue growth for Europe and Asia attributable to foreign currency fluctuations. Please tell us how you considered quantifying and describing the impact of foreign currency fluctuations on your financial results for the periods presented.

We respectfully advise the Staff that during our evaluation of the 2010 Form 10-K disclosure of revenue trends within our MD&A, we elected not to disclose the impact of foreign currency fluctuations because of our determination that the impact was not material on a full year comparison basis, either in absolute dollars or in our revenue growth rate trend.

We consider the importance of disclosing the impact of foreign currency fluctuations every quarter, and we will continue to do so for our quarterly and annual results. For example, we advise the Staff that in our Form 10-Q for the quarter ended April 30, 2010, as filed on May 28, 2010, we included the following in the period comparison revenue discussion within MD&A (on page 35):

“Additionally, the value of the U.S. Dollar relative to foreign currencies positively impacted total revenues for the three months ended April 30, 2010 as compared to the same period year ago. The foreign currency impact compared to the same period a year ago was an increase of $4.4 million. As the U.S. Dollar continues to strengthen against foreign currencies such as the Euro, our future revenues will be negatively impacted.”

In response to the Staff’s comment, we will consider further disclosure in MD&A related to the impact of foreign currency fluctuations as warranted in future filings. Such disclosure will be consistent with the Form 10-Q disclosure above. Further, to the extent material, we will disclose the potential impact of future changes in foreign currency exchange rates on our business.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 89

5.	In connection with our review of your Form 10-K for the Fiscal Year Ended January 31, 2008, our June 3, 2008 letter noted your statement that your disclosure controls and procedures were effective to provide “reasonable assurance.” In light of your use of this “reasonable assurance” disclaimer, we advised that you should disclose, if true, that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. In your June 18, 2008 response letter you indicated that “In future filings with the Commission, we will clarify the conclusions of our Chief Executive Officer and our Chief Financial Officer that the disclosure controls and procedures are, in fact, effective at the ‘reasonable assurance’ level.” Your Form 10-K for the Fiscal Year Ended January 31, 2010 contains the same “reasonable assurance” disclosure, but omits the disclosure you undertook to provide in future filings that the disclosure control procedures are, in fact, effective at the “reasonable assurance” level. Please advise.

We advise the Staff that since our June 18, 2008 response letter, we can confirm that at each applicable quarterly and annual date, our Chief Executive Officer and our Chief Financial Officer have determined that the disclosure controls and procedures are, in fact, effective at the reasonable assurance level. In addition, since our June 18, 2008 response letter, we have stated that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level in each of our interim filings on Form 10-Q, and that the omission of this language from our 2010 Form 10-K was inadvertent.

In all future Forms 10-K and 10-Q filings, we will include disclosure similar to what we have disclosed in our interim filings on Form 10-Q that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level.

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Compensation Risk Assessment, page 30

6.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please clarify in your response letter whether your compensation policies and practices create risks that are reasonably likely to have a material adverse affect on you. Please describe in your response the process you undertook to reach your conclusion.

In evaluating the disclosure required in response to Item 402(s) of Regulation S-K, our management, including members of our human resources and legal departments, reviewed our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. Our management presented to and worked with the Compensation Committee of our Board of Directors and an independent compensation consultant to the Compensation Committee to make such compensation risk assessment and conclusions. As part of this process, the Compensation Committee was provided with written materials and analysis, and conducted a discussion during one of its meetings. As a result of this process, we concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

In making such determination, we believe that the mix and design of the following elements of executive compensation limit the ability of executive officers to benefit from taking unnecessary or excessive risks: the balance of short-term and long-term goals; the balance between fixed cash compensation and incentive cash and equity compensation; and appropriately capped maximum payouts upon full achievement of targets. In addition, we believe that we have in place controls relating to incentive plans affecting all employees that are intended to discourage unnecessary and excessive risk taking.

As noted in the Compensation Risk Assessment disclosure in our definitive proxy statement, as part of its review of the compensation to be paid to the executive officers, as well as the compensation programs generally available to the Company’s employees, the Compensation Committee considers potential risks arising from our compensation and compensation programs, and the management of these risks, in the light of the Company’s overall business, strategy and objectives.

Fourth Quarter Fiscal Year 2010 Earnings Conference Call, February 24, 2010

7.	We note in your February 24, 2010 earnings call, management indicates that excluding the proceeds from your January debt offering, the company’s net cash is now in excess of $1.25 billion or nearly $10 per share. Please tell us how you arrived at the amount of net cash. We note that the balance of cash and cash equivalents as of January 31, 2010 is approximately $1 billion inclusive of the debt offering proceeds.

We advise the Staff that during the earnings conference call, the reference to “net cash” included cash and cash equivalents and short and long-term marketable securities, net of the proceeds related to our January 2010 issuance of convertible notes and the associated hedge transactions undertaken in connection with that offering.

Net cash was calculated as follows:

    (amounts in ’000s)

Cash and cash equivalents	$1,011,306
Short term marketable securities	230,659
Marketable securities, noncurrent	485,083

total	$1,727,048
less proceeds from the convertible notes offering and associated hedge transactions:
Proceeds from borrowings on convertible debt	$567,094
Proceeds from issuance of warrants	59,283
Purchase of convertible note hedges	(126,500)

net proceeds	$499,877

Net cash balance (actual)	$1,227,171

In response to the Staff’s comment, we will in the future clarify on our conference calls that any references to “net cash” include cash, cash equivalents and marketable securities.

First Quarter Fiscal Year 2011 Earnings Conference Call, May 20, 2010

8.	In your most recent earnings call, you discussed operating cash flow per share of “more than $1” for the first quarter and compared it to the amount that was “earned” during the first half of last year. You also added that “nothing speaks more to the operating strength and quality of [y]our business than [y]our continued strong cash generation.” This appears to have been a public disclosure of material information that includes a non-GAAP financial measure triggering the disclosure requirements of Regulation G. Please explain to us how you met the requirements of Item 100(a) of Regulation G. In addition, please explain to us how you considered the prohibition in Item 100(b) of Regulation G considering the problems associated with this measure previously articulated by the Commission in Accounting Series Release No. 142 and the related “high risk of materially misleading investors.”

We respectfully acknowledge the Staff’s comment and concerns.

We note that we have considered the provisions of Regulation G and the Commission’s and Staff’s guidance with respect to the use of operating cash flows per share and do not believe that the use of this metric in the context of our earnings calls is misleading.

In the overall context of our earnings calls, we have used this metric to illustrate the relative improvement in our operating cash flows over recent periods. In part, this metric provides disclosure of the increase in operating cash flows in relation to our overall capitalization. This metric is a supplement to the aggregate cash flows from operations and other aggregate cash flow metrics that we report in accordance with GAAP.

Also, this metric is one of the many metrics that we follow internally to track our performance and to evaluate the potential impact of various business, financial and strategic opportunities. We also note that investment analysts who follow our Company’s performance frequently track this metric and include it in their financial models of the Company.

This metric is one of the many metrics we discuss during our earnings calls, some of which are financial and some of which are non-financial, that we believe give investors additional insight into our business. We provide extensive discussion of our GAAP financial results, including our earnings per share results and our aggregate operating cash flows. We do not discuss cash flows on a per share basis in our earnings release or in our periodic filings with the Commission.

In sum, in light of the context in which we provided the operating cash flows per share metric, the nature of its presentation and the total mix of information available to investors both as part of our earnings call and separately in our earnings release and periodic filings, we do not believe that our use of this metric is misleading to investors.

Nonetheless, in light of the Staff’s concerns with respect to this metric, to the extent that we disclose operating cash flows per share on future earnings calls, we will specifically direct listeners to our website for a reconciliation of this metric to earnings per share, a summary of all of our aggregate cash flows for comparative purposes, and explanatory and cautionary language about the cash flows per share metric itself. In accordance with Regulation G, this information will be available on our website at or prior to the time of our earnings call.

We intend that the explanatory and cautionary language called for by Regulation G will be substantially as follows:

“On our earnings conference calls, we sometimes refer to ‘operating cash flows per share.’ We calculate this metric by dividing our cash flows from operating activities for the applicable period by the average number of fully-diluted shares outstanding during the period. The number of fully-diluted shares used in the calculation is the same number used in calculating earnings per share.

Operating cash flows per share is not recognized under generally accepted accounting principles (GAAP).

Operating cash flows per share does not in any way indicate cash flows that directly accrue for the benefit of our stockholders or are available for distribution to our stockholders. Our operating cash flows are subject to all of the potential needs of our business, including the potential repayment of our outstanding convertible debt and payment of the other liabilities and obligations of our business. Further, to the extent otherwise available for use, we may use these cash flows to fund potential growth in our operations, potential expansions of our business, potential acquisitions and to further other objectives of the company. We have never paid any cash dividends or made any other cash distributions on our common stock and we do not intend to pay any cash dividends or make any other cash distributions on our common stock for the foreseeable future.”

Additionally, in response to your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or questions, please direct them to my attention. My phone number is (415) 901-8490, my fax number is (415) 901-8437 and my email address is dschellhase@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ David Schellhase
David Schellhase
Executive Vice President, Legal

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Chief Financial Officer, salesforce.com, inc.
Joe Allanson, Senior Vice President, Controller, salesforce.com, inc.
Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron Alter, Wilson Sonsini Goodrich & Rosati
David Cabral, Ernst & Young LLP